SEC
Mail Processing
Section
JUN 24 2020
Washington DC
415

SE

20013100

A

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEA OTTER SECURITIES GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 GRAND STREET, 7TH FLOOR
(No. and Street)

NEW YORK	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRIS MEYERS 212-868-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL COGLIANESE CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. LAKE STREET, STE 303	BLOOMINGDALE	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GERARD MAYERHOFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEA OTTER SECURITIES GROUP LLC, as of MARCH 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

JESSICA A GOSSELIN
Notary Public - State of New York
NO. 01GO6395568
Qualified in Kings County
My Commission Expires Jul 29, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sea Otter Securities Group LLC

Report on Audit of Statement of Financial Condition

As of and for the Year Ended March 31, 2020

Contents

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of Sea Otter Securities Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sea Otter Securities Group, LLC as of March 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sea Otter Securities Group, LLC as of in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sea Otter Securities Group, LLC's management. Our responsibility is to express an opinion on Sea Otter Securities Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sea Otter Securities Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Sea Otter Securities Group, LLC's auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
June 9, 2020

Statement of Financial Condition
March 31, 2020

ASSETS

Cash	$ 404,513
Securities owned, at fair value	620,512,792
Receivable from clearing broker	81,714,623
Unrealized gain on open futures contracts	73,885,998
Investment in Private Operating Company	300,000
Prepaid expenses and other assets	545,991
TOTAL ASSETS	$ 777,363,917

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Securities sold, not yet purchased	$ 665,287,089
Due to clearing broker, securities accounts	17,970,145
Accrued bonus	2,950,000
Accounts payable and accrued expenses	2,128,285
TOTAL LIABILITIES	688,335,519
Member's Equity	89,028,398
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 777,363,917

See accompanying notes to financial statements

Notes to Financial Statements
For the Year Ended March 31, 2020

1. Organization and Nature of Business

Sea Otter Securities Group, LLC ("Company"), a Delaware limited liability company wholly-owned by Sea Otter Holdings LLC ("Parent"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE"). The Company commenced operations on July 27, 2015. The Company is engaged in proprietary trading and making markets in various types of securities. Equity securities, inclusive of ETFs, are traded on the ARCA exchange. The Company also takes hedge positions in futures, options, and swaps.

The Company does not hold funds or securities for customers and does not carry accounts for customers.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company maintains its cash balance at a financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation.

The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Furniture and Equipment
The Company, under its capitalization policy, evaluates the materiality of furniture and equipment when purchased. All items deemed to be immaterial are expensed when purchased. The Company did not purchase any additional fixed asets during the fiscal period.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statements
For the Year Ended March 31, 2020

Income Taxes
The Company is a single member limited liability company disregarded for income tax purposes. The Parent is individually responsible for income taxes that result from the Company's operations. Therefore, no provision for federal, state, or local income taxes is included in the accompanying financial statements.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment Is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the Statement of Operations.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in these financial statements any interest or penalties related to income taxes, and have no material unrecognized tax benefits. Years 2015 (the first year of operations of the Company) through 2017, are still subject to examination. There are currently no income tax returns under examination.

Revenue Recognition - ASC 606

As of January 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results from reporting periods beginning after January 1, 2018 are presented under Topic 606. The adoption of FASB ASC Topic 606 did not have an impact on the recognition of the Company's primary sources of revenue. The timing and recognition of substantially all of the Company's remaining revenue was also not impacted. The Company did not record any cumulative effect adjustment to opening equity.

The Company recognizes income from trading activities on a trade date basis, and unrealized gains and losses are reflected in revenues. For the period ended March 31, 2020, income from trading activities earned by the Company amounted to $42,212,706.

Interest income and expense and stock rebates are accounted for on the accrual basis. Dividend income and expense is accounted for as of ex-dividend date.

3. Fair Value

The fair value of the Company's assets and liabilities which qualify as financial instruments in accordance with US GAAP approximate the carrying amounts presented in the Statement of Financial Condition.

The Company carries its securities owned and sold short at fair value. US GAAP establishes a hierarchy for inputs used in measuring Fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the facts market participants would use in valuing the investment based on the best information in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follow:

Level 1) Valuations based on unadjusted quoted priced in active markets for identical investments.

Level 2) Valuations based on (a) quoted prices in markets that are not active; (b) quoted prices for similar investments in active markets; (c) inputs other than quoted prices that are observable or inputs derived from or corroborated by observable market data correlation or otherwise.

Level 3) Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristic's particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the management in determining fair value is greatest for instruments categorized in Level 3.

The fair value of the Company's assets and liabilities which qualify as financial instruments in accordance with US GAAP approximate the carrying amounts presented in the Statement of Financial Condition, due to their short term nature.

Fair values for exchange traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over the counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models as no quoted market prices exist for such instruments.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

3. Fair Value (continued)

US GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, due from brokers, prepaid expenses and other assets, due from affiliates, clearing deposit, due to broker, due to affiliates, and accounts payable.

The following table presents the carrying values and estimated fair values at March 31, 2020 of financial assets and liabilities. The information is provided on their classification within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets				
Securities, at fair value				
Equities	176,223,281	-	-	176,223,281
Investment in Private Operating Company	-	-	300,000	300,000
Derivative contracts				
Options	441,266,938		-	441,266,938
Total Securities, at fair value	617,490,219	-	300,000	617,790,219
Liabilities				
Securities sold not yet purchased				
Equities	152,021,195		-	152,021,195
Derivative contracts				
Options	513,265,894		-	513,265,894
Total Securities sold not yet purchased, at fair value	665,287,089	-	-	665,287,089
Futures contracts*	73,885,998			73,885,998

Investments in Securities

The Company values investments in securities that are freely tradeable and are listed on a national securities exchange at their last sales price as of the date of determination. ETFs that are freely tradeable and are listed on a national stock exchange are included in securities, at fair value, and securities sold not yet purchased for fair value hierarchy presentation.

To the extent securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy, otherwise the securities are categorized as level 2.

Options Contracts

The fair value of options which are listed on major securities exchanges are valued at the midpoint of the bid/ask spread at the close of business. To the extent options are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy, otherwise the options are categorized as level 2.

Future Contracts

Gains and losses from futures contracts are included in commodities trading revenue in the Statement of operations. Futures contracts include futures related to foreign currencies and equity prices.

Futures contracts traded on an exchange or board of trade will be valued at the official daily settlement price on such exchange or board of trade.

Notes to Financial Statements
For the Year Ended March 31, 2020

Investment in Private Operating Company

The Partnership's investments in private operating companies consist of direct private equity investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by Partnership management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, and performance multiples, among other factors. These nonpublic investments are included in Level 3 of the fair value hierarchy.

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs. Changes in Level 3 assets and liabilities measured at fair value for the period ended March 31, 2020:

	Level 3					
Assets (at fair value)	Beginning Balance, April 1, 2019	Realized & Unrealized Gains (Losses)	Purchases Sales and Settlements	Net Transfers In and/or (Out) of	Ending Balance, March 31, 2020	Change in net value of Investments still held at March 31, 2020
Investment in Private Operating Company	$ 502,842	$ 372,544	$ 500,619	$ (1,076,005)	$ 300,000	$ (202,842)
Total Investments in Securities	$ 502,842	$ 372,544	$ 500,619	$ (1,076,005)	$ 300,000	$ (202,842)

Notes to Financial Statements
For the Year Ended March 31, 2020

Translation of Foreign Currency
Assets and liabilities denominated in foreign currencies are translated into US dollar amounts at the period end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into US dollars on the transaction date. Adjustments arising from foreign current transactions are reflected in the Statement of Operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in trading revenue in the Statement of Operations.

4. Related Party Transactions

Expense Sharing Agreement with Puerto Rico based affiliate
The Company entered into an expense sharing agreement with an affiliate located in Puerto Rico. The agreement with the Puerto Rican affiliate calls for the Company to reimburse the affiliate $2,500 per month rent, and 95% of internet costs, and 85% of utility costs incurred on behalf of the company. A total of $48,155 of such reimbursements were included in the Statement of Operations. These payments were comprised of $30,000 in rent, $4,066 in internet and connectivity expenses, and $3,975 in utility expenses and $10,114 in office, equipment and travel expenses. None of the 2019/2020 reimbursements were unpaid at period end and are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

Expense Sharing Agreement with New York based affiliate
The Company also leases office space under a lease agreement with an affiliate located in New York. This agreement calls for the Company to pay $5,000 per month for renting office space in the affiliate's office. The lease agreement renews automatically each quarter and is able to be terminated by either party at any time with at least 90 days prior notice. At March 31, 2020, the Company owed $15,000 in connection with the lease agreement which is represented in Accounts payable and accrued expenses in the Statement of Financial Condition.

5. Financial Instruments and Risk
In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, and credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity, futures, and options prices and the extent and timing of investor participation in these markets.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short term interest rates, differences in relative values of similar assets in different currencies, long term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business in unable to fulfill contractual obligations.

Liquidity risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Short selling, or the sale of securities not owned by the Company, expose the Company to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

5. Financial Instruments and Risk (continued)
While the use of certain forms of leverage, including margin borrowings, can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

The Company may purchase and sell options on securities and currencies on national and international exchanges. Exchange traded options are generally closed by cash settlement, expiration, or a closing transaction. In entering into a closing transaction, the Company may be subject to the risk of loss to the extent that the premium paid exceeds the premium received in the closing transaction. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The Company invests in futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly.

The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

Derivative Contracts
In the normal course of business, the Company utilizes derivative contracts in connection with its trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: foreign currency exchange rate risk and equity price fluctuation risk.

Options
The Company is subject to equity risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument, commodity, or currency underlying the option, or for use as an economic hedge against certain positions held by the Company. Options purchased give the Company the right, but not the obligation, to buy or sell with a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option.

For some OTC options, the Company may be exposed to counterparty risk from the potential that a seller of an option does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open options. In these instances, the Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

Futures
The Company is subject to equity price and foreign currency exchange rate risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the fair value of equities and ETFS, or other futures contracts. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits. Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract, which are recorded as unrealized gains or losses by the Company at March 31, 2020.

Swaps
The Company may enter into various swap contracts (or swaps), including equity swaps as part of its investment strategies, to hedge against unfavorable changes in the value of investments. Generally, a swap contract is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified notional amount of the underlying assets. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

During the term of the swap contract, changes in value are recognized as unrealized gains or losses by marking the contracts at fair value. Additionally, the Company will record a realized gain (loss) when a swap contract is terminated and when periodic payments are received or made at the end of each measurement period. In addition to realized gains (losses) and the change in unrealized gains (losses), periodic interest expense and/or income will be also reflected in net realized gain (loss) on swap contracts on the Statement of Operations.

The fair value of open swaps, reflected on the Statement of Financial Condition as unrealized gain (loss) on swap contracts, may differ from that which would be realized in the event the Company terminated its position in the contract. Risks may arise as a result of the failure of the counterparty to the swap contact to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the aggregate fair value of swap contracts in an unrealized gain position as well as any collateral posted with the counterparty. The risk is mitigated by having a master netting arrangement between the Company and the counterparty and by the posting of collateral by the counterparty to the Company to cover the Company's exposure to the counterparty. The Company considers the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in the fair value of the underlying investments.

Swap contracts are "reset" monthly, which involves subsequent payments made or received by the Company, to reflect appreciation or depreciation in the swap contract. Futures may reduce the fund's exposure to counterparty risk since futures contracts are exchange traded. The exchange's clearinghouse acts as the counterparty to all exchange traded futures, and guarantees the futures against default.

Notes to Financial Statements
For the Year Ended March 31, 2020

Impact of Derivatives Contracts on the Statement of Financial Condition and Statement of Operations
The following table details the open derivatives positions, value and number of contracts, as of March 31, 2020, categorized by primary underlying risk:

	Long Exposure		Short Exposure	
Primary Underlying Risk	Derivative Asset	Number of contracts	Derivative Liabilities	Number of contracts
Futures				
Equity	227,444,723	7,661	184,580,407	8,418
Swaps				
Equity	-	-		-
Options				
Equity	441,266,938	114,848	513,265,894	179,663
	$ 668,711,661	122,509	$ 697,846,301	188,081

Subject to master netting arrangements, the net open equity on futures contracts is included in due to broker, and the swap reset payable is included in due from broker, both on the Statement of Financial Condition.

Trading gains and losses from futures and options on futures are included in Commodities trading revenue on the Statement of Operations. Profits and losses from Swap products for the period April 1, 2019 to March 31, 2020 were ($108,200,605), which is included in Trading revenue on the Statement of Operations.

The following table details notional amounts of derivatives positions open at March 31, 2020:

	Long Exposure		Short Exposure	
	Notional Amount	Number of contracts	Notional Amount	Number of contracts
Futures	$ 316,381,297	7,661	$ 340,629,675	8,418
Swaps	-	-	-	-
Options	441,266,938	114,848	513,265,894	179,663
	$ 757,648,235	122,509	$ 853,895,569	188,081

6. Due to/from Broker
The Company clears its proprietary and market making trades through multiple clearing brokers.

All of the Company's assets and liabilities held at each Clearing Broker are subject to a master netting arrangement. The master netting arrangement allows each Clearing Broker to transfer amounts between different accounts at that Clearing Broker to satisfy margin requirements.

Due from broker includes the following:

Net cash credit balances with brokers	$	81,714,623
		-
	$	81,714,623

Due to broker includes the following:

Net cash debit balance with the Clearing broker	$	(17,970,145)
		-
	$	(17,970,145)

Cash and securities are maintained on deposit with the Clearing Broker, which represents the minimum balance required to be maintained in order to utilize its services. These balances are presented net (assets less liabilities) across balances with the Clearing Broker. As part of the Company's relationship with one of its Clearing Brokers, the Company invested $50,000 in preferred shares of the Clearing Broker, pursuant to a Joint Back Office Agreement. The preferred shares are subject to redemption restrictions. The preferred shares are included in other assets in the Statement of Financial Condition.

7. Offsetting Assets and Liabilities
The Company is required to disclose the impact of offsetting assets and liabilities presented in the Statement of Financial Condition to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position for recognized assets and liabilities. These recognized assets and liabilities are financial instruments and derivative instruments that are either subject to an enforceable master netting arrangement or similar agreement or meet the following right of set off criteria: the amounts owed by the Company to another party are determinable, the Company has the right to set off the amounts owed with the amounts owed by the other party, the Company intends to set off, and the Company's right of set off is enforceable at law.

As of March 31, 2020 the Company holds derivative instruments that are eligible for offset in the Statement of Financial Condition and are subject to a master netting arrangement. The master netting arrangement allows the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following table provides disclosure regarding the potential effect of offsetting of recognized liabilities presented in the Statement of Financial Condition:

				Gross Amounts Offset Presented In the Statement of Financial Condition		
Description	Gross Amount of Recognized Liabilities	Gross Amounts Offset Presented In the Statement of Financial Condition	Net Amounts Of Recognized liabilities Presented In the Statement of Financial Condition	Financial Instruments	Cash Collateral	Net Amount
Derivative Contracts						
Swaps	$ -	$ -	$ -	$ -	$ -	$ -

8. Recent Accounting Pronouncements

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make the lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. The company does not believe that the adoption of ASU No. 2016-02 will have a material effect on its results of operations, financial position or cash flows.

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At March 31, 2020, the Company had net capital of $43,837,998 which was $42,837,998 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was 11.58%.

10. Subsequent Events

The Company has evaluated events and transactions that occurred between April 1, 2020 and June 9, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. In the months of April and May 2020, the Company did not receive any capital infusions and withdrew capital in the amount of $16,353,517.

Sea Otter Securities Group LLC

Schedule of SIPC Assessment and Payments

As of and for the Year Ended March 31, 2020

Sea Otter Securities Group LLC

As of and for the Year Ended March 31, 2020

Table of Contents

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Sole Member of Sea Otter Securities Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Sea Otter Securities Group, LLC and the SIPC, solely to assist you and SIPC in evaluating Sea Otter Securities Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period ended March 31, 2020. Sea Otter Securities Group, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the period ended March 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the period ended March 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Sea Otter Securities Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the period ended March 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Sea Otter Securities Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
June 9, 2020

SIPC-7 (36-REV 12/18)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEA OTTER SECURITIES GROUP LLC
107 GRAND ST, 7TH FLOOR
NEW YORK, NY 10013

CRD# 171630 / SEC# 8-69472

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CHRIS MEYERS 212-668-8700

2. A. General Assessment (item 2e from page 2) $40,148

B. Less payment made with SIPC-6 filed (**exclude interest**) (14,358)

October 23, 2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 25,790

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $25,790

LESS: 21,256 PD 5/13 WIRE

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $4,534

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SEA OTTER SECURITIES GROUP LLC
(Name of Corporation, Partnership or other organization)

Christopher Meyers
(Authorized Signature)

Dated the 15 day of June, 20 20.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2019
and ending March 31, 2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$52,122,564
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	14,365,468
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,567,242
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $6,424,388	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	6,424,388
Total deductions	25,357,098
2d. SIPC Net Operating Revenues	$26,765,466
2e. General Assessment @ .0015	$40,148
	(to page 1, line 2.A.)